UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 2)

Pretium Resources Inc.

(Name of Issuer)

Common Shares, No Par Value

(Title of Class of Securities)

74139C102

(CUSIP Number)

COPY TO:

Joshua Beiser

Corporate Counsel

Liberty Mutual Insurance

175 Berkeley Street

Boston, MA 02116

Tel: 617-357-9500

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 31, 2016

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 74139C102

1.	NAME OF REPORTING PERSONS Liberty Metals & Mining Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ N/A
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,335,261 less than 5%
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 8,335,261 less than 5%
	10.	SHARED DISPOSITIVE POWER 0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,335,261 less than 5%
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.67%
14.	TYPE OF REPORTING PERSON OO

Liberty Metals & Mining Holdings, LLC (“LMMH”) hereby amends the report on Schedule 13D filed with the Commission on May 7, 2013 (the “Schedule 13D”), with respect to the shares of common stock, no par value, of Pretium Resources Inc. (the “Issuer” or “Pretium “). The principal executive offices of the Issuer are located at 1055 Dunsmuir Street, Suite 2300, Vancouver, British Columbia V7X 1L4 .

Capitalized terms used by not defined herein have the meaning assigned to them in the Schedule 13D.

Item 1.	Security and Issuer

No Modification.

Item 2.	Identity and Background

Item 2 is amended with respect to Schedule A, updating the Executive Officers and Directors of LMMH, Liberty Mutual Insurance Company and Liberty Mutual Holding Company Inc.

Item 3.	Source and Amount of Funds or Other Consideration

No Modification.

Item 4.	Purpose of Transaction

No Modification.

Item 5.	Interest in Securities of the Issuer

Item 5 (a) and (b) are hereby amended and restated as follows:

(a) LMMH owns an aggregate amount of 8,335,261 shares of Pretium Common Stock. As a result of a marketed offering of additional Pretium Common Shares on March 01, 2016 and a private placement with existing stockholders on March 31, 2016, LMMH’s shares constitute approximately 4.67% of the 178,403,297 issued and outstanding shares of Pretium Common Stock.

(b) LMMH has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, 8,335,261 shares. LMMH has no shared power to either vote or dispose of the shares.

Item 5(c) – 5(d). No Modification.

Item 5(e) is amended and restated a follows:

Effective March 31, 2016, LMMH has ceased to be a beneficial owner of more than 5% of Pretium Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No Modification.

Item 7.	Material to be Filed as Exhibits

No Modification.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIBERTY METALS & MINING HOLDINGS, LLC

Dated: August 18, 2016	By	/s/ Damon Barber
Damon Barber
Senior Vice President

SCHEDULE A

Controlling Persons

Liberty Metals & Mining Holdings, LLC, is a Delaware, member-managed, limited liability company. Liberty Mutual Insurance Company, its sole member, is a Massachusetts stock insurance company which is an indirect subsidiary of Liberty Mutual Holding Company Inc., a Massachusetts mutual holding company. Liberty Mutual Holding Company Inc. is the ultimate controlling person of Liberty Metals & Mining Holdings, LLC. Liberty Mutual Holding Company Inc. is a mutual holding company wherein its members are entitled to vote at meetings of the company. No such member is entitled to cast 10% or more of the votes. Liberty Mutual Holding Company Inc. has issued no voting securities.

The director and officer information for Liberty Metals & Mining Holdings, LLC, Liberty Mutual Insurance Company and Liberty Mutual Holding Company Inc. is as follows:

Liberty Metals & Mining Holdings, LLC

175 Berkeley Street

Boston, Massachusetts 02116

Executive Officers

Neeti Bhalla

President and Treasurer

Citizenship: U.S.A.

Mark C. Touhey

Vice President and Secretary

Citizenship: U.S.A.

Avtar Vasu

Senior Vice President

Citizenship: U.S.A.

Michael Russell

Assistant Treasurer

Citizenship: U.S.A.

Joshua E. Beiser

Assistant Treasurer

Citizenship: U.S.A.

Damon Barber

Senior Vice President

Citizenship: U.S.A.

James F. Kelleher

Senior Vice President

Citizenship: U.S.A.

Mark Tomek

Vice President

Citizenship: Canadian

John P. Salmon

Assistant Treasurer

Citizenship: U.S.A.

Richard P. Quinlan

Assistant Secretary

Citizenship: U.S.A.

Dennis J. Langwell

Senior Vice President and

Chief Financial Officer

Citizenship: U.S.A.

Gary J. Ostrow

Vice President

Citizenship: U.S.A.

Caury Baily

Vice President and

Assistant Treasurer

Citizenship: U.S.A.

Kristin L. Kelley

Assistant Secretary

Citizenship: U.S.A.

Michael B. Garvey

Assistant Secretary

Citizenship: U.S.A.

Liberty Mutual Insurance Company

175 Berkeley Street

Boston, Massachusetts 02116

Executive Officers

David H. Long Chairman of the Board, President and Chief Executive Officer Citizenship: U.S.A.	James P. Condrin, III Executive Vice President Citizenship: U.S.A.	Mark C. Touhey Senior Vice President and Secretary Citizenship: U.S.A.

Timothy M. Sweeney Executive Vice President Citizenship: U.S.A.	Neeti Bhalla Executive Vice President and Chief Investment Officer Citizenship: U.S.A.	Christopher L. Peirce Executive Vice President Citizenship: U.S.A.

James M. McGlennon Executive Vice President and Chief Information Officer Citizenship: U.S.A. & Ireland	Dennis J. Langwell Executive Vice President and Chief Financial Officer Citizenship: U.S.A.	James F. Kelleher Executive Vice President and Chief Legal Officer Citizenship: U.S.A.

Melanie M. Foley Executive Vice President and Chief Talent & Enterprise Services Officer Citizenship: U.S.A.	J. Eric Brosius Executive Vice President and Corporate Actuary Citizenship: U.S.A.	Laurance H.S. Yahia Senior Vice President and Treasurer Citizenship: U.S.A.

Alison B. Erbig Senior Vice President and Comptroller Citizenship: U.S.A.

Directors

David H. Long Chairman of the Board, President and Chief Executive Officer Citizenship: U.S.A.	Neeti Bhalla Executive Vice President and Chief Investment Officer Citizenship: U.S.A.	Paul J. Condrin, III Executive Vice President Citizenship: U.S.A.

James F. Kelleher Executive Vice President and Chief Legal Officer Citizenship: U.S.A.	Dennis J. Langwell Executive Vice President and Chief Financial Officer Citizenship: U.S.A.	Christopher L. Peirce Executive Vice President Citizenship: U.S.A.

Timothy M. Sweeney Executive Vice President Citizenship: U.S.A.	Mark C. Touhey Senior Vice President and Secretary Citizenship: U.S.A.

Executive Officers and Directors of Ultimate Control Person

Liberty Mutual Holding Company Inc.

175 Berkeley Street

Boston, Massachusetts 02116

Executive Officers

David H. Long Chairman of the Board, Chief Executive Officer and President Citizenship: U.S.A.	James P. Condrin, III Executive Vice President Citizenship: U.S.A.	Neeti Bhalla Executive Vice President and Chief Investment Officer Citizenship: U.S.A.

Dennis J. Langwell Executive Vice President and Chief Financial Officer Citizenship: U.S.A	Christopher L. Peirce Executive Vice President Citizenship: U.S.A.	Timothy M. Sweeney Executive Vice President Citizenship: U.S.A.

James F. Kelleher Executive Vice President and Chief Legal Officer Citizenship: U.S.A.	James M. McGlennon Executive Vice President and Chief Information Officer Citizenship: U.S.A. & Ireland	Melanie M. Foley Executive Vice President and Chief Talent & Enterprise Services Officer Citizenship: U.S.A.

J. Eric Brosius Executive Vice President and Corporate Actuary Citizenship: U.S.A.	Laurance H.S. Yahia Senior Vice President and Treasurer Citizenship: U.S.A.	Alison B. Erbig Senior Vice President and Comptroller Citizenship: U.S.A.

Gary J. Ostrow Vice President Citizenship: U.S.A.	Mark C. Touhey Senior Vice President and Secretary Citizenship: U.S.A.

Liberty Mutual Holding Company Inc.

175 Berkeley Street

Boston, Massachusetts 02116

Directors

David H. Long Chairman of the Board, Chief Executive Officer and President c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Nicholas M. Donofrio Private Investor c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Francis A. Doyle, III President and Chief Executive Officer Connell Limited Partnership c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.

John P. Manning Chief Executive Officer, Chairman and President Boston Capital Corporation c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A. & Ireland	Thomas J. May Chairman, President and Chief Executive Officer Eversource c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Myrtle Stephens Potter Chief Executive Officer Myrtle Potter & Company, LLC c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.

Ellen A. Rudnick

Executive Director and Clinical

Professor, Polsky Center for Entrepreneurship, University of

Chicago Booth School of Business

c/o Liberty Mutual Holding

Company Inc.

Citizenship: U.S.A.

	Angel A. Ruiz President and Chief Executive Officer Ericsson Inc. c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Martin P. Slark Vice Chairman and Chief Executive Officer Molex Incorporated c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A. & United Kingdom

Eric A. Spiegel Chief Executive Officer and President Siemens Corporation c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	William C. Van Faasen Private Investor c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Annette M. Verschuren Chair and Chief Executive Officer NRStor, Inc. c/o Liberty Mutual Holding Company Inc. Citizenship: Canada